Exhibit 99.1

OKYO Pharma to Present at International Tear Film and Ocular Surface Society Conference

London and New York, NY, October 30, 2024. OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP), a severe ocular condition without an FDA approved therapy, and for inflammatory dry eye disease (DED), a multi-billion-dollar market, is pleased to announce that it will be presenting at the 10th International Tear Film & Ocular Surface Society Conference in Venice, Italy during October 30 - November 2, 2024. The OKYO management team will be participating in one-on-one meetings to discuss the dry eye disease trial results, and also the recent opening of our Phase 2 trial of OK-101 to treat patients with Neuropathic Corneal Pain at Tufts Medical Center, Boston, Massachusetts, USA.

Presentation Information:

Event: Tear Film and Ocular Surface Society (TFOS) Conference

Presentation Title: Efficacy and Safety Results of First-in-Human Phase 2 Trial of OK-101 in Dry Eye Patients

Presented By: Raj Patil, Ph.D., Chief Scientific Officer of OKYO Pharma

Date of Presentation: Saturday, November 2, 2024

Session Details: Poster Session III

“We are thrilled to share our clinical findings with the TFOS community,” said Dr. Gary S. Jacob, Ph.D., CEO of OKYO Pharma. “Dry Eye Disease is a multifactorial and often frustrating condition for both patients and eye care providers, and our goal is to provide an effective, long-lasting treatment that improves the quality of life for millions who struggle with DED daily.”

For further information on the ongoing Phase 2 trial of OK-101 to treat Neuropathic Corneal Pain, or to inquire about participation, please visit https://clinicaltrials.gov/study/NCT06637527?intr=OK-101&rank=2

About Dry Eye Disease (DED)

DED is a common condition that occurs when one’s tears are unable to adequately lubricate the eyes. This condition affects approximately 49 million people in the United States alone and has been difficult to positively diagnose and treat due to the multifactorial nature of the condition. Several contributing factors can lead to this condition, including age, sex, certain medical conditions, reduced tear production and tear film dysfunction.

About NCP

Neuropathic corneal pain (NCP) is a condition that causes pain and sensitivity of the eyes, face, or head. The exact cause of NCP is unknown but thought to result from nerve damage to the cornea combined with inflammation. NCP, which can exhibit as a severe, chronic, or debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion. There are no approved commercial treatments currently available for this condition.

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain (NCP), respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to enhance the residence time of OK-101 within the ocular environment. OK-101 showed clear statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-masked, placebo-controlled trial of OK-101 to treat DED, and is presently being evaluated in a randomized, placebo-controlled, double-masked Phase 2 trial to treat 48 NCP patients.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of NCP and DED, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat NCP and inflammatory DED. In addition to the recently completed Phase 2 trial of OK-101 to treat DED patients, OKYO is also evaluating OK-101 to treat NCP patients with the just announced opening of a Phase 2 trial to treat the debilitating conditions of NCP. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These and additional risks and uncertainties are described more fully in the company’s filings with the SEC, including those factors identified as “Risk Factors” in our most recent Annual Report on Form 20-F, for the fiscal year ended March 31, 2024. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560
Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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